SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                        WILTEL COMMUNICATIONS GROUP, INC.
                       (Name of Subject Company (Issuer))

                          LEUCADIA NATIONAL CORPORATION
                                       and
                           WRANGLER ACQUISITION CORP.,
                  a subsidiary of Leucadia National Corporation
                      (Name of Filing Persons - (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    972487102
                      (CUSIP Number of Class of Securities)

                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                            TELEPHONE: (212) 460-1900

                  (Name, Address and Telephone Number of Person
   Authorized to Receive Notice and Communications on Behalf of Filing Person)

                                   COPIES TO:

                            ANDREA A. BERNSTEIN, ESQ.
                             MALCOLM E. LANDAU, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000

                              --------------------

           Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


--------------------------------------------------------------------------                 -----------------------------------------
CUSIP No. 972487102                                                             13D
--------------------------------------------------------------------------                 -----------------------------------------

--------------- ---------------------------------------------------------- ---------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  LEUCADIA NATIONAL CORPORATION
                ---------------------------------------------------------- ---------------------------------------------------------
                S.S. OR I.R.S. IDENTIFICATION NO.

                OF ABOVE PERSON:
--------------- ------------------------------------------------------------------------------------------------------------ -------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [X]

                                                                                                                   (B) [_]
--------------- --------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------- ------------------------------------ -------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A
--------------- ------------------------------------------------------------------------------------------------------------ -------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
--------------- ---------------------------------------------------------- ---------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      NEW YORK
--------------------------- -------- ----------------------------------------------------- -----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                      1,700,000

          SHARES
                            -------- ----------------------------------------------------- -----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                   22,000,000

         OWNED BY
                            -------- ----------------------------------------------------- -----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                                 1,700,000

        REPORTING
                            -------- ----------------------------------------------------- -----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                              22,700,000
--------------- -------------------------------------------------------------------------- -----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                    23,700,000
--------------- ------------------------------------------------------------------------------------------------------------ -------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]
--------------- ------------------------------------------------------------------------------------------------------------ -------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           47.40%
--------------- ---------------------------------------------------------- ---------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  CO
--------------- ---------------------------------------------------------- ---------------------------------------------------------


                                       2

--------------------------------------------------------------------------                 -----------------------------------------
CUSIP No. 972487102                                                             13D
--------------------------------------------------------------------------                 -----------------------------------------

--------------- ---------------------------------------------------------- ---------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  LUK ACQUISITION I, LLC
                ---------------------------------------------------------- ---------------------------------------------------------
                S.S. OR I.R.S. IDENTIFICATION NO.

                OF ABOVE PERSON:
--------------- ------------------------------------------------------------------------------------------------------------ -------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [X]

                                                                                                                   (B) [_]
--------------- --------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------- ------------------------------------ -------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A
--------------- ------------------------------------------------------------------------------------------------------------ -------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
--------------- ---------------------------------------------------------- ---------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      DELAWARE
--------------------------- -------- ----------------------------------------------------- -----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                    -0-

          SHARES
                            -------- ----------------------------------------------------- -----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                  11,775,000

         OWNED BY
                            -------- ----------------------------------------------------- -----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                               -0-

        REPORTING
                            -------- ----------------------------------------------------- -----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                             11,775,000
--------------- -------------------------------------------------------------------------- -----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   11,775,000
--------------- ------------------------------------------------------------------------------------------------------------ -------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]
--------------- ------------------------------------------------------------------------------------------------------------ -------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           23.55%
--------------- ---------------------------------------------------------- ---------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  00                  (LIMITED LIABILITY COMPANY)
--------------- ---------------------------------------------------------- ---------------------------------------------------------


                                       3

-------------------------------------------------------------------------------                -------------------------------------
CUSIP No. 972487102                                                                  13D
-------------------------------------------------------------------------------                -------------------------------------

------------------- ----------------------------------------------------------- ----------------------------------------------------
        1           NAME OF REPORTING PERSON:                                   LUK ACQUISITION II, LLC
------------------- -------------------------------------------------------------------------- -------------------------------------
                    S.S. OR I.R.S. IDENTIFICATION NO.

                    OF ABOVE PERSON:
------------------- ------------------------------------------------------------------------------------------------------------- --
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [X]

                                                                                                                   (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY
------------------- ------------------------------------- --------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                      N/A
------------------- ------------------------------------------------------------------------------------------------------------- --
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
------------------- ----------------------------------------------------------- ----------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE
-------------------------------- -------- ---------------------------------------------------- -------------------------------------
           NUMBER OF                7     SOLE VOTING POWER:                                   -0-

            SHARES
-------------------------------- -------- ---------------------------------------------------- -------------------------------------
         BENEFICIALLY               8     SHARED VOTING POWER:                                 10,225,000

           OWNED BY
-------------------------------- -------- ---------------------------------------------------- -------------------------------------
             EACH                   9     SOLE DISPOSITIVE POWER:                              -0-

           REPORTING
-------------------------------- -------- ---------------------------------------------------- -------------------------------------
          PERSON WITH              10     SHARED DISPOSITIVE POWER:                            10,225,000
------------------- -------------------------------------------------------------------------- -------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   10,225,000
------------------- ------------------------------------------------------------------------------------------------------------- --
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]
------------------- ------------------------------------------------------------------------------------------------------------- --
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        20.45%
------------------- ----------------------------------------------------------- ----------------------------------------------------
        14          TYPE OF REPORTING PERSON:                                   00              (LIMITED LIABILITY COMPANY)
------------------- ----------------------------------------------------------- ----------------------------------------------------

                                   SCHEDULE TO

           This Amendment No. 3 (this "Amendment") amends and/or supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on September 4, 2003, as amended and/or supplemented by Amendment No. 1 and Amendment No. 2, which were filed with the SEC, respectively, on October 2, 2003 and October 16, 2003 (as so amended, the "Schedule TO"), by Leucadia National Corporation ("Leucadia") and its subsidiary, Wrangler Acquisition Corp. ("Merger Sub"), relating to the offer (the "Offer") by Leucadia to exchange (i) 0.4242 of a common share of Leucadia (the "Leucadia Shares") and (ii) one Contingent Sale Right for each outstanding share of common stock of WilTel Communications Group, Inc. ("WilTel") not already beneficially owned by Leucadia, upon the terms and subject to the conditions set forth in the Prospectus (as defined below) and the related Letter of Transmittal.

           The Offer is made pursuant to an Agreement and Plan of Merger, dated as of August 21, 2003, by and among Leucadia, Merger Sub and WilTel, which contemplates the merger of Merger Sub with and into WilTel (the "Merger"). Leucadia has filed with the SEC a registration statement on Form S-4 (as amended from time to time, the "Registration Statement") relating to the Leucadia Shares to be issued to stockholders of WilTel in the Offer and the Merger. The terms and conditions of the Offer and the Merger are set forth in the offer to exchange/prospectus which is part of the Registration Statement (as amended and/or supplemented from time to time, the "Prospectus") and the related Letter of Transmittal.

           All of the information set forth (or incorporated by reference) in the Registration Statement, the Prospectus and the related Letter of Transmittal is hereby incorporated by reference in response to all the items of the Schedule TO.

ITEM 11.   ADDITIONAL INFORMATION.

           The Schedule TO is hereby amended and supplemented by adding the following thereto:

           On October 30, 2003, Leucadia issued a press release announcing the extension of the expiration date of the Offer to 11:59 p.m., New York City time, on Wednesday, November 5, 2003. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on October 30, 2003. The full text of the press release is set forth as an Exhibit hereto and is incorporated herein by reference.

ITEM 12.   EXHIBITS.

(a)(1) Prospectus*

(a)(2) Letter of Transmittal*

(a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(4) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(6) Text of press release issued by Leucadia and WilTel announcing the commencement of the Offer*

(a)(7) Text of press release issued by Leucadia on October 2, 2003, announcing extension of the Offer and notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act**

(a)(8) Text of press release issued by Leucadia on October 16, 2003, announcing extension of the Offer**

(a)(9) Text of press release issued by Leucadia on October 30, 2003, announcing extension of the Offer

(b) None

(c)(1) Opinion of J.P. Morgan Securities Inc. (filed as an exhibit to WilTel's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC)

(d)(1) Agreement and Plan of Merger, dated as of August 21, 2003, by and among Leucadia, Merger Sub and WilTel (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Leucadia on August 22, 2003)

(d)(2) Stockholders Agreement, dated as of October 15, 2002, between Leucadia and WilTel (filed as Exhibit 99.6 to the Current Report on Form 8-K filed by WilTel on October 24, 2002)

(d)(3) Registration Rights Agreement, dated as of October 15, 2002, between Leucadia and WilTel (filed as Exhibit 99.10 to the Current Report on Form 8-K filed by WilTel on October 24, 2002)

(d)(4) Stockholders Rights and Co-Sale Agreement, dated as of October 15, 2002, between Leucadia and WilTel (filed as Exhibit 99.11 to the Current Report on Form 8-K filed by WilTel on October 24, 2002)

(d)(5) Restructuring Services Agreement, dated as of October 15, 2002, between Leucadia and WilTel (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by WilTel on December 5, 2002)

(d)(6) Amendment, effective as of August 21, 2003, to the Stockholders Agreement between Leucadia and WilTel**

(g) None

---------------------

* Incorporated by reference to the Registration Statement.

**   Previously filed.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  October 30, 2003

                                        LEUCADIA NATIONAL CORPORATION


                                        By:    /s/ Joseph A. Orlando
                                             -----------------------------------
                                        Name:  Joseph A. Orlando
                                        Title: Vice President and Chief
                                               Financial Officer




                                        WRANGLER ACQUISITION CORP.


                                        By:    /s/ Joseph A. Orlando
                                             -----------------------------------
                                        Name:  Joseph A. Orlando
                                        Title: President and Chief Financial
                                               Officer

                                   SIGNATURE*

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  October 30, 2003

                                               LUK Acquisition I, LLC


                                               By: /s/ Joseph A. Orlando
                                                  ------------------------------
                                               Name:  Joseph A. Orlando
                                               Title: President


                                               LUK Acquisition II, LLC


                                               By:   /s/ Joseph A. Orlando
                                                    ----------------------------
                                               Name:  Joseph A. Orlando
                                               Title: President


     *These signatures are solely for the purpose of amending Schedule 13D.